Gulfstar Energy Corporation
                               3410 Embassy Drive
                         West Palm Beach, Florida 33401



                                                                 January 7, 2011

Via Facsimile and U.S. Mail

Karl Hiller
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

        Re:   Gulfstar Energy Corporation
              Form 10-K for the Year Ended December 31, 2009
              Filed On March 29, 2010
              File No. 333-151398


Dear Mr. Hiller,

On behalf of Gulfstar Energy Corporation, a Colorado corporation (the "Company"), we are providing the following responses to the comment letter dated December 14, 2010 from the staff (the "Staff") of the U.S. Securities and
Exchange Commission (the "Commission") regarding the Form 10-K, Form 8-K, and Form 10-Q referenced above. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference.

Form 8-K, filed August 5, 2010
------------------------------

    General
    -------

1. We note that the audit reports that are included with the separate financial statements of Talon Energy Corporation and Gulfstar Energy Group, LLC are not signed. Please file amended reports that are signed by your auditors.

         Response Item #1:
         -----------------

         We will file an amended Form 8-K with signed reports included.

    Unaudited Pro Forma Consolidated Financial Information
    ------------------------------------------------------

2. We note your disclosures stating that "the Gulfstar Energy Group LLC and the Talon Energy Corporation acquisition were accounted for as a reverse merger acquisition, in which Gulfstar Energy Group LLC was determined to be the acquirer for accounting purposes". Tell us how this disclosure is consistent with your subsequent accounting for the acquisition of Talon Energy Corporation, which appears to have been recorded at fair value in your June 30, 2010 interim financial statements.

         Response Item #2:
         -----------------

         In accordance with the SEC Division of Corporate Finance Financial Reporting Manual, Topic 12, the transaction between Gulfstar Energy Corporation and Gulfstar Energy Group, LLC has been recorded as a reverse recapitalization. Gulfstar Energy Corporation was determined to be the legal parent (accounting acquiree) and Gulfstar Energy Group, LLC was determined to be the legal acquiree (accounting acquirer) in the reverse recapitalization. Accordingly, this transaction was accounted for as a capital transaction with no goodwill or intangible assets recorded.

         The reverse recapitalization above was immediately followed by an acquisition of Talon Energy Corporation by Gulfstar Energy Corporation. This transaction was recorded as a business combination at fair value in accordance with FASB ASC Topic 805-10. Gulfstar Energy Corporation was determined to be the acquirer of Talon Energy Corporation. Accordingly, goodwill was recorded based on the purchase price paid for Talon Energy Corporation in excess of the fair market value of the net assets acquired.

         In our initial 8K filing, the description of the transaction identified the entire transaction as a reverse merger as opposed to a reverse recapitalization followed by an acquisition. In the subsequent filing of the Form 10-Q for the Fiscal Quarter Ended September 30, 2010 we have amended our disclosure of the reverse recapitalization between Gulfstar Energy Corporation and Gulfstar Energy Group, LLC and subsequent acquisition of Talon Energy Corporation.

3. Submit details about the mergers between Talon Energy Corporation, Gulfstar Energy Corporation and Gulfstar Energy Group, LLC, specifying the dates that each of the transactions were completed, the amount and form of consideration exchanges in each instance, also identifying the parties involved, indicating their ownership interest in each entity before and after the exchange and describing the motivation of these parties in electing to participate.

         Response Item #3:
         -----------------

         In a share exchange agreement dated June 24, 2010, effective date June 30, 2010, between Gulfstar Energy Corporation, Jason Sharp, Timothy Sharp, and Gulfstar Energy Group, LLC, 11,659,659 shares of restricted common stock of Gulfstar Energy Corporation were issued as consideration to Jason Sharp and Timothy Sharp in exchange for the 11,659,659 interests in Gulfstar Energy Group, LLC.

         Gulfstar Energy Group, LLC was formed in 2006 and has constructed 16 miles of pipeline infrastructure in western Kentucky. In addition, Gulfstar Energy Group has mineral leases and wells on approximately 9,000 acres. Prior to the share exchange agreement noted above, Jason and Timothy Sharp owned approximately 60% of the interest of Gulfstar Energy Group, LLC. The remaining interests prior to the above mentioned agreement were owned by over 150 investors. Gulfstar Energy Group, LLC signed the share exchange agreement in order to gain access to additional capital and obtain financial and management expertise to develop their leases, connect to an interstate pipeline, and essentially provide liquidity to the owners of the Company. Subsequent to the exchange, Jason and Timothy Sharp owned approximately 74% of the 15,811,130 shares of Gulfstar Energy Corporation common stock issued and outstanding as of June 30, 2010.

         In an acquisition agreement dated June 24, 2010, effective June 30, 2010, between Gulfstar Energy Corporation, Talon Energy Corporation, and the shareholders of Talon Energy Corporation approximately 3,500,000 shares of restricted common stock of Gulfstar Energy Corporation, valued at 3 cents a share, were issued to the shareholders of Talon Energy Corporation in exchange for 100% of Talon Energy Corporation's outstanding common stock. Each 1% ownership shares in Talon Energy Corporation were entitled to receive 1/100th of the approximately 3,5000,000 (post reverse split) shares of Gulfstar Energy Corporation in exchange for their shares in Talon Energy Corporation.

         Talon Energy Corporation was formed in 2008 for the purpose of acquiring oil and gas properties. The principal founder has had experience in the energy sector. Prior to the acquisition agreement noted above, Talon Energy Corporation had 12,978,200 shares of common stock issued and outstanding. Robert McCann owned approximately 60%, Stephen Warner owned approximately 23%, and Marc Pindus owned approximately 8% of the common stock shares of Talon Energy Corporation issued and outstanding. Talon Energy Corporation signed the acquisition agreement in order to execute their business plan to create value for the founders and investors through a public entity operating in the oil and gas arena. Subsequent to the acquisition and reserve stock split, Robert McCann owned approximately 12%, Stephen Warner owned approximately 5%, and Marc Pindus owned approximately 2% of the 15,811,130 shares of Gulfstar Energy Corporation common stock issued and outstanding as of June 30, 2010.

         Gulfstar Energy Corporation (formerly Bedrock Energy, Inc.) was formed in 2004. Prior to the share exchange and acquisition agreements noted above and subsequent to a reverse stock split on a 1 for 8 basis, Gulfstar Energy Corporation had 641,941 shares of common stock issued and outstanding. Edward Nichols owned approximately 29% and Herbert Sears owned approximately 25% of the common stock shares of Gulfstar Energy Corporation issued an outstanding. Gulfstar Energy Corporation signed the above noted agreements as a means to merge with an operating company to create shareholder value and acquire a company with the resources to obtain additional capital. Subsequent to the merger and acquisition, Edward Nichols owned approximately 1.2% and Herbert Sears owned approximately 1% of the 15,811,130 shares of Gulfstar Energy Corporation common stock issued and outstanding as of June 30, 2010.

4. Please label each of the pro forma adjustments included in your Unaudited Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Operations as necessary to correspond with the narrative disclosures included in your pro forma footnotes.

         Response Item #4:
         -----------------

         We will file an amended Form 8-K, which will include labels for all pro forma adjustments that are included in the Unaudited Condensed Consolidated Balance Sheet and in the Condensed Consolidated Statement of Operations to correspond to the narrative disclosures that are included in the pro forma footnotes.

5. We note your disclosures under caption (d) indicating that you have valued the shares issued in connection with the acquisition of Talon Energy Corporation and Gulfstar Energy Group, LLC at $0.03 per share. We also note that under caption (c), you disclose that you paid off debt of $5,000 by issuing 5,000 shares, indicating settlement at $1 per share. Please explain the apparent inconsistency in these valuations, and provide details to support the valuations of the common shares used in calculating the purchase price ascribed.

         Response Item #5:
         -----------------

         As detailed in response Item # 2 above, the transaction between Gulfstar Energy Corporation and Gulfstar Energy Group, LLC was treated as a reverse recapitalization with Gulfstar Energy Group, LLC being treated as the accounting acquirer and therefore was accounted for as a capital transaction. The value of the shares issued in connection with the acquisition of Talon Energy Corporation, was based on negotiations between the parties involved and took into consideration the start up nature of the entities, the lack of historical cash flow, and the uncertainty of future cash flow. As such, the estimated book value per share of approximately 20 cents was discounted to a more appropriate value of 3 cents per share. As noted in your question above, the company paid off debt in the amount of $5,000 by issuing 5,000 shares of stock. It should be noted that this transaction was separately negated and accordingly would not necessarily be consistent to the purchase price valuation.

Form 10-Q for the Nine Months Ended September 30, 2010
------------------------------------------------------

    Note 1 - Organization and Summary of Significant Accounting Policies, page 7
    ---------------------------------------------------------------------------

6. We note your disclosures indicating that your non-controlling interest related to the forty percent equity interest in Gulfstar Energy Group, LLC that were not purchased as part of the acquisition. However, we also note that you have disclosure indicating that you intended to account for the acquisition of Gulfstar Energy Group, LLC as a reverse merger, identifying Gulfstar Energy Group, LLC as the surviving entity. Please address the following points:

a)            Explain  how  your   characterization   and   accounting  for
              your non-controlling interest is consistent with its definition in FASB ASC Section 810-10-20.

              Response Item #6 (a):
              ---------------------

              As described in FASB ASC Section 810-10-20, a non-controlling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. A non-controlling interest is sometimes called a minority interest. In addition, as described in FASB ASC Section 805-40-25, in a reverse acquisition or recapitalization, some of the owners of the legal acquiree (the accounting acquirer) might not exchange their equity interests for equity interests of the legal parent (the accounting acquiree). Those owners are treated as a non-controlling interest in the consolidated financial statements after the reverse recapitalization. This is because the owners of the legal acquiree that do not exchange their equity interests for the equity interest of the legal acquirer have an interest in only the results and net assets of the legal acquiree - not the results and net assets of the combined entity.

              In the reverse recapitalization that occurred on June 24, 2010, Gulfstar Energy Corporation was determined to be the legal parent (accounting acquiree) and Gulfstar Energy Group, LLC was determined to be the legal acquiree (accounting acquirer) in the reverse recapitalization. Approximately 40% of the interest holders of Gulfstar Energy Group, LLC did not exchange their equity interests for the equity interests of Gulfstar Energy Corporation. As a result, these owners have been treated as a non-controlling interest in the consolidated financial statements for the nine months ended September 30, 2010.

b) Describe any obligations you may have to the shareholders that comprise the 40 percent interest that you did not acquire.

              Response Item #6 (b):
              ---------------------

              In an acquisition agreement dated June 24, 2010, effective June 30, 2010, between Gulfstar Energy Corporation and Gulfstar Energy Group, LLC on Behalf of Certain Interest Holders, Gulfstar Energy Corporation has agreed to issue up to 8,340,341 shares of restricted common of Gulfstar Energy Corporation, on a pro-rata basis, as consideration to the remaining approximately 40% interest holders of Gulfstar Energy Group, LLC to acquire their interests in Gulfstar Energy Group, LLC. The acquisition is subject to the filing of a registration with the SEC for the shares of Gulfstar Energy Corporation. Gulfstar Energy Corporation shall have filed a registration statement for the common shares to be offered to the approximately 40% interest holders of Gulfstar Energy Group, LLC on or before December 1, 2010. The registration statement with the SEC shall be made effective on or before March 31, 2011.

In connection with the Staff's comments, we hereby acknowledge that:

c) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

d) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

e) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Stephen Warner, CFO
----------------------
Stephen Warner, CFO
Gulfstar Energy Corporation
3410 Embassy Drive
West Palm Beach, FL 33401

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